

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

August 1, 2024

Steven Tomsic
Chief Financial Officer
Fox Corp
1211 Avenue of the Americas
New York, New York 10036

      Re: Fox Corp
            Form 10-K for the Fiscal Year Ended June 30, 2023
            File No. 001-38776

Dear Steven Tomsic:

      We have completed our review of your filing. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

                    Sincerely,

                    Division of Corporation Finance
                    Office of Technology